ING Life Insurance and Annuity Company
and its
Variable Annuity Account I

Retirement Master

Supplement dated June 14, 2010 to the Contract Prospectus and Contract Prospectus Summary, each dated April 30, 2010, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

1. **Effective June 1, 2010**, the name of the subadviser for ING Van Kampen Comstock Portfolio, ING Van Kampen Equity and Income Portfolio and ING Van Kampen Growth and Income Portfolio changed from Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) to Invesco Advisers, Inc.

2. **Effective June 1, 2010**, the information for the funds referenced above appearing in the Contract Prospectus under Appendix III – Description of Underlying Funds and in the Contract Prospectus Summary under Appendix IV – Description of Underlying Funds is hereby deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	**Investment Objective(s)**
ING Partners, Inc. – ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Investors Trust – ING Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. ***Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***